Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: dMY Technology Group, Inc. III

Subject Company: dMY Technology Group, Inc. III

Filer’s Commission File Number: 1-39694

Date: September 15, 2021

IPO Edge Fireside Chat

IonQ CEO Peter Chapman, IonQ CFO Thomas Kramer, and dMY CEO Niccolo de Masi.

Tuesday, September 14, 2021

Jarrett Banks:	Hello, and welcome to another IPO Edge fireside event. We’ve got some very special guests with us today, IonQ and SPAC dMY Technology Group III. We’ve got the CEOs of both as well as the CFO of IonQ. IonQ is a leading developer of quantum computing devices and the only company with its quantum systems available through the cloud on Amazon Bracket, Microsoft Azure, and Google Cloud, and they just announced another partnership with Accenture today. We’re going to get into all of that a little bit later in the broadcast, but first, some quick housekeeping. This is a great event where you, the viewer, can ask questions to these esteemed guests we have here today through the Zoom portal. You can also email editor@ipo-edge.com, or if you can’t see the whole thing or you started late, you can watch the replay on IPO-edge.com. The replay will be up within an hour after this event finishes.

Once again, our panelists today, Peter Chapman, the CEO of IonQ, Thomas Kramer, the CFO, and Niccolo de Masi, the CEO of dMY III. Now, let’s watch a quick video, but before we do that, we just want to remind everyone that there is a vote coming up, so if you do own shares in the SPAC, there is a special meeting coming up Tuesday, September 28, so be sure to vote before then. If you have any questions, there’s a phone number there, (866) 662-5200, or you can also email dmyi.info@investor.morrowsodali.com. Of course, everyone should vote if they do own shares. Now let’s watch a quick video about IonQ as a quick primer on what this company does.

Speaker 1:	Fertilizer feeds crops, which feed the world, but making fertilizer is not cheap or easy on the planet. Synthetic fertilizer production accounts for 1.4% of the entire world’s carbon emissions, more than any other industrial reaction. However, bacteria in soil make fertilizer without any factories or carbon emissions at all. Just simple enzymes. So why not copy the bacteria? Because we can’t. It’s a quantum process and today’s computers don’t speak quantum physics. It would take the world’s most powerful systems, hundreds of thousands of years to simulate what these enzymes are doing. 40 years ago, Nobel Laureate, Richard Feyman put it this way, “Nature isn’t classical, dammit, and if you want to make a simulation of nature, you’d better make it quantum mechanical.” It was the spark that launched a new grand challenge for humanity to build a useful quantum computer, a computer that instead of calculating with the simple ones and zeros of today’s classical computers, uses quantum mechanics, the mathematical rules that govern the atomic building blocks of the universe. A computer like this would revolutionize science industry and everyday life.

But, from the very beginning, it was understood that building a useful quantum computer was going to be a staggeringly hard engineering problem. Hard, but not impossible. IonQ’s founders have been blazing the trail with groundbreaking quantum computing research for over 25 years. In 2015, our founders, Chris Monroe and Jungsang Kim, decided it was time to turn that research into a quantum computer anyone in the world could use. IonQ was born. In the five years since its founding IonQ has remained at the forefront of this quest, the first simulation of water, the first trapped ion system on the cloud, and in October 2020, the world’s most powerful quantum computer, a 32 cubit system that is a staggering 32,000 times more powerful than its closest competitors. Now anyone in the world can access IonQ systems via Amazon Web Services, Microsoft Azure, and the IonQ quantum cloud. Feyman’s idea is now a reality.

We are at the dawn of the quantum age, and while IonQ’s history is impressive, the most amazing part is yet to come. Just like the steam locomotive, manned flight, and the integrated circuit, quantum computing is a groundbreaking world-changing technology. It will allow us to solve problems previously thought unsolvable. Imagine, increased efficiency in every sector from financing, to logistics, to energy, smarter artificial intelligence, innovations that can combat climate change, from better solar cells to direct carbon capture, perfectly targeted pharmaceuticals that can eradicate chronic diseases, an electric car that can drive for months on a single charge.

Peter Chapman:	In the 19th century, it was the era of machines. In the 20th century, it was the era of information, and in the 21st century, while we’re still defining it, it is likely to be the era of quantum computing.

Speaker 1:	In just a few short years. IonQ computers will have the power to change everything at every scale, from how we understand the tiniest molecules to how we move people, parcels, and information around the entire globe. The age of quantum is upon us and IonQ is leading the way.

Jarrett Banks:	Okay. Let’s bring on the CEO of dMY Technology Group III, Niccolo de Masi. thank you for being with us here today.

Niccolo de Masi:	My pleasure. Good to see you.

Jarrett Banks:	We cover a lot of SPACs here at IPO Edge, and the question that I’m always interested in right at the top is why did your SPAC choose IonQ?

Niccolo de Masi:	No, it’s a good question. I think it’s safe to say that there’s a lot of very good reasons here. I’m a physicist originally. Frankly, when I look at that video, I feel pretty vindicated because for over 20 years, almost 25 years, I have known that quantum computing would change the world. As a physicist originally, I studied people like Chris Monroe in the mid-nineties as he was starting to break empirical ground. As we fast forward to the last few years, and I’ve kept tabs on the space for literally over two decades, we saw this tremendous acceleration, and Peter will talk a bit more about this. It’s also in a pipe deck we filed yesterday about the acceleration of both funding and governmental interest and commercial interest. The reason this is accelerating, frankly, is we’re doing useful stuff. We’re beginning to change the world.

When dMY III set out, we raised the world’s first quantum computing focused SPAC last year, and we looked at all the leading two or three dozen companies in the space. We did a lot of diligence, had a lot of proprietary advantages doing that diligence given my background and my partner’s background at dMY. Ultimately, we picked what we consider to be the clear head and shoulders leader in the industry. Almost any metric you can think of, other than cash wasted, IonQ is the leader. I make that joke because they’ve been very, very capital efficient. Right? This is a business that has reached IPO on well less than $50 million. There are some other people that I think are raising 10 times that amount to try and eventually be ready for the public markets. Right?

The other thing that struck us about IonQ is Peter being such a wonderful compliment to Chris Monroe and Jungsang Kim. We believe that to be a public company, you’ve got to have yes, the best fundamental product, but also the best management team that’s able to drive revenue and commercialization. Right? Right now, as you’ve seen in announcements this morning with things like Accenture, and you’ve seen ever since we announced the transaction, we have been commercializing and delivering proof points with partners on sometimes almost a daily basis. If you fast forward to today from when I first was thinking about quantum computing, I feel that vindication has been swift and strong for our choice of IonQ. The quantum era has clearly arrived.

How do I know this? Well, last week IonQ tripled bookings guidance for 2021. I really can’t emphasize enough what an outstanding achievement this is not only technologically, but also for Peter and Thomas as the CEO and CFO. I don’t know a lot of IPO’s or companies in general that have literally increased in the middle of the year, the revenue, effectively monetization proxy by 200%, and it’s still only September. They’re still working through to December on 2021 and building the pipeline for 2022. If that doesn’t prove the quantum era is here, I’m not sure what does. I mean, to put this in perspective, we guided at the pipe announcement on March 8th of this year, so six months ago, that we would do five bookings this year and about 15 next year. Peter has just guided with Thomas to 15 this year. Given that Thomas has run a public company before, it’s not inconceivable that he intends to beat guidance. That’s what all public companies CFOs do.

Put that in perspective. We are saying, we’ve said, that we are going to deliver 2022, a year early, and there is some reasonable chance, if you believe that we’re conservative forecasters, and dMY has been, and I’m sure Thomas has been in his public companies of the past, but some real chance that in 2021, we might beat 2022 numbers. That’s just an astonishing achievement. Right? That is only happening because of the fact that the quantum era has arrived. It’s led by IonQ. We’re striking partnerships with customers who care about solving problems today, and we’re just getting started. Right? One of the things that I reflect on often in my career are things like development of the Apple app store. Look at where that was 10, 12 years ago. No revenue. It was a new enterprise, effectively software API. Then look at it today. It’s an $80 billion revenue beast, probably doing close to a hundred billion next year, subject to, ironically, antitrust regulation because it’s so big.

If you think of IonQ’s business today, I don’t think it’s an exaggeration to remind us all that people tend to overestimate progress in 10 months, but they underestimate progress in 10 years. If you fast forward to 2031, 2032, this is going to be an enormous business, right, an enormous business. We’re really just getting started here. IonQ is the only company in the world that offers quantum computing solutions on all three, Google cloud, Microsoft cloud, Amazon cloud solutions that matter. Customer traction is with direct partnerships. It’s also to anybody who wants to use our hardware through the cloud. This is tremendous validation, right, if you think about the biggest multi-trillion dollar market cap companies going, “Hey, we might have a supposed quantum initiative internally, but actually we’re going to send our customers to IonQ.” Right?

You saw on the video what I’ll leave you with, which is every area of applied science throughout the Fortune 500 and beyond is going to be impacted by quantum computing. They will all, in my opinion, ultimately become customers of IonQ directly or indirectly. It’s really just a question of when, but if Peter and Thomas having anything to say about it, it’s happening faster than we thought six months ago, and I think they have an amazing head of steam. Honored to be sponsoring them onto the NYC. As you guys all know the shareholder votes in a couple of weeks. Exciting days ahead as the world’s first listed quantum computing pure play with obviously plenty of capital behind them now. The pipe is $350 million. They only need half of that, I think, to be a profitable operating business, so there’s plenty of room for acquisitions and organic consolidation. I think this is going to be the 800 pound gorilla in the corner community space permanently.

Jarrett Banks:	That’s certainly very impressive. Let’s let’s keep the conversation going. I’d like my colleague Alexandra Lane, our multimedia editor to join us. Joining her will be the CEO, Peter Chapman of IonQ, and the CFO of IonQ, Thomas Kramer. Take it away, Alexandra.

Alexandra Lane:	Thanks, Jarrett, and thanks Niccolo for that great overview. I want to ask a question to Peter. In the video we just saw, you said that quantum computing will help us solve problems previously thought unsolvable. In your words, give us a brief 30,000 airplane birds-eye view of IonQ and the customers.

Peter Chapman:	Sure. There’s a set of problems today that today’s classical computers just will never, ever be able to solve. We all tend to think that our iPhone is all powerful and our laptops and all the rest, but it turns out that software developers every day make shortcuts which are not optimal because the computers themselves are not powerful enough. In fact, actually the climate change debate to some degree has been by the fact that we just don’t have a powerful enough ...

Peter Chapman:	It’s been by the fact that we just don’t have powerful enough computers that can model mother nature. And so there’s been this tremendous debate. I think that debate is finally over, but it would have been a debate that we could have shortened if we had had a better computer to do it. And these quantum computers, one of the things they’re really good at is modeling mother nature. Nature itself is not digital. We don’t live in the matrix. And so instead we live in this world, which is based on quantum mechanics and that’s what these quantum computers actually do. So they’re very good at modeling chemistry and where today’s classical computers can’t. We’re also very good at optimization problems. And so it turns out that many business problems can be converted into an optimization problem. And then a bunch of other things like solving differential equations. So if you have a fairly serious math kinds of applications, these things are very good at that too. Machine learning is going to be, I think, the first area that will be improved by quantum computing.

So we’re at the kind of the beginning of the next major wave of the computer industry to be highly disruptive again. The microprocessor was highly disruptive to industry. We computerized the world. The internet was the next wave. Mobile computing has been the next, social, maybe arguable, and now quantum is going to be the next one. And so that’s the reason that kind of the world’s largest companies and the world’s largest countries are busily investing so heavily in quantum. There’s $24 billion so far being invested by nation states to be the leader in quantum, because they believe it will power their economies over the next 50 to 100 years, much the same way that classical computing has done that today.

Alexandra Lane:	Yeah. It’s really exciting. I think it was a great comment in that video that this is truly a new era of quantum computing. I know we’ve got a lot of questions already rolling in. We want to leave a lot of time for those questions, but I’m going to direct a question at Thomas now. Can you run us through a little bit of IonQ’s revenue forecast? A big milestone was just announced the other day regarding contract bookings. Niccolo mentioned that. Tell us a bit more about that as well.

Thomas Kramer:	Absolutely. So IonQ produces the best quantum computers, the larger capacity ones in the world, and the only ones available on public cloud. So if you have a credit card and $10 credit, you can log on to AWS, or Azure, or Google Cloud, and you can use it directly there. Sometimes you might need to have a job that needs to run at a particular time. Then you would probably use our private cloud. Again, you may also know that you have a problem that can benefit from quantum, that you don’t know how to use quantum yourself. At which point we will partner with you, and we will come up with applications that solve that problem. So our partners will have the content expertise, and we will have the expertise in both how to use quantum and have the best hardware available.

We announced at the early, this must have been in late March, that we are anticipating $5 million in economic value generated from contracts in cloud for this year 2021. And only last week, we announced that we will raise this guidance target to three times to five. And we now anticipate coming in at $15 million by year end.

Alexandra Lane:	Yeah. And that’s great. And Peter mentioned a little bit about the billions being earmarked by many governments around the world for quantum computing. Tell us about the new quantum lab that IonQ has established.

Thomas Kramer:	Absolutely. I thought Peter brought up a great point when he said that the different ages of computing, like the computer itself, making it mobile, the internet. But if you think about it, this is only one application of the same idea. It’s just transistors put together on an ever smaller chip. Quantum computing is a new idea. It does computing in a fundamentally new way. And it is important for people to learn how to use it, because if you wait until it hits mainstream, you will have lost. And that is why all the governments are focusing on doing this and investing in it as our academic institutions, like the Maryland University. We partnered with UMD, University of Maryland, to set up a quantum lab where academics, researchers, and other people affiliated with the university can come in, and use our machines to program and learn how to do quantum computing. And as such, UMD will also start delivering the finest quantum engineers, which will be in high demand, much like we saw, there was an almost obscene demand for AI developers in the past decade. Quantum developers going to be in very short demand.

Alexandra Lane:	It’s the first of its kind national quantum lab. If I’m correct in my verbiage.

Thomas Kramer:	If I’m correct, it’s the first of its kind in the world that has access to commercial grade quantum computers in the world. And that’s the first, it’s another first for UMD. And it’s another first for IonQ, which keeps on setting records each time we put in a new computer out on the market.

Alexandra Lane:	And I understand IonQ also has a robust partnership model. For example, tell us a bit more about your relationship with Amazon, and Microsoft, and others.

Thomas Kramer:	Absolutely. So we decided that we are the very, very best at making quantum computers and we will continue to do that. However, we want to make sure that people can benefit from these computers and they’re frankly too expensive for people to buy now. So we have put them up on the cloud, so you can go through Amazon Cloud and you can use it yourself. That gives us distribution, and it gives people access to something that they otherwise wouldn’t be able to buy in a decade perhaps because these are expensive fine machines. Additionally, we announced today that we are partnering with Accenture at a whole different level. This is where we will join up with Accenture and go out and find corporate clients that want to put quantum to use at the enterprise level. And that is a fantastic opportunity for us.

Many people may remember how TIBCO software became a force in the industry when Accenture back then teamed up with them. And just having the access to a large, both a sales force, as well as consultants and engineers that have direct lines into the corporate enterprise is a great opportunity for us to reach out to market quicker.

Alexandra Lane:	Yes, it’s a tremendous opportunity. I’m going to ask Peter this next question. How can your investors know, everyone here listening in, how can they be assured of IonQ’s competitive advantage and its differentiation from others in the quantum computing space?

Peter Chapman:	It is not very controversial at all to say that ion traps are the best devices today. We see customers putting out scientific papers, creating blogs, videos, all sorts of things, and they compare us to the competition and we always win. That’s actually, we always win even on the old hardware from two years ago against their current hardware. But it is true that ion trap technology has the best kind of, it’s a little technical average two cubit gate fidelities. And that’s really key because that really controls how big a quantum program you can run. And it also determines the amount of overhead that you’re going to need for error correction in the future. Meaning how many cubits you’re going to need to build kind of this bigger quantum computer. So today it is the case that IonQ is winning that race. And we don’t see kind of any competitor kind of being able to catch us in the next 5 years. 10 years, 15 years, maybe still up for grabs, but in the next 5 years, no.

Alexandra Lane:	Yes. Great. And tell us along those lines you’re asserting that you’ve definitely have the competitive advantage in product offering, so to speak. But what is IonQ’s main growth opportunity, you would say?

Peter Chapman:	It’s a mixture of things. One, it’s selling compute services itself. So this is the computational time. It’s also the consulting that we do with companies. And it’s also the IP that gets generated on top of our quantum computers. We’re off easily filing patents every week now. And so some of those are on the quantum computers themselves. Some of those are for the applications of these quantum computers. So one can expect those things to be monetized into the future as well.

Alexandra Lane:	And how would quantum computing, you’ve got this exciting national quantum lab, but do you foresee it getting to the, almost the retail or the individual market, for someone like me, an average user of computing, in the more traditional sense. How is that going to translate down to the average consumer?

Peter Chapman:	Yeah. I wouldn’t be surprised if there’s add-ins for Excel that you’ll be able to use that will actually run on a quantum computer and in sometime in the near future. And you’re going to see within the next year or so, kind of application developers, who want to use maybe not directly the quantum computer, but a library, which is at a higher abstraction level. Will then allows them to use the quantum computer without knowing anything about quantum. I’ll give you a really simple example of this. When we did the previous pipe race, we had worked on a problem of doing handwriting recognition. And the quantum computer is pretty good at doing kind of image recognition. So you could easily see an application in the future. Somebody like an ATM manufacturer who wants to have better handwriting recognition. So maybe that gets incorporated into ATM’s kind of worldwide, or maybe just standard image recognition.

So you, as an end user might not see it directly, but kind of indirectly the same way that we today use technology. You don’t really know how it works under the hood, those kinds of things. Quantum is going to start to creep into these applications.

Alexandra Lane:	Yeah. It seems like the end user potential is pretty unlimited in that regard. We’ve got a lot of questions coming in. I know you wanted to spend more time answering questions from all of our very active listeners on this call. I’m going to throw it back to Jarrett and I will help facilitate the Q and A portion of this webinar. So Jarrett take it away with questions and then I’ll kind of come in and out.

Jarrett Banks:	Thanks Alexandra. And thank you to our audience members for all the questions. Please keep them coming. All right. Let’s kick things off here. Here’s one from somebody named Anton, he says, “Good luck. And what is the final date of the spec migration?” Well, I guess that all depends on the vote on September 28th. Isn’t that right Niccolo?

Niccolo de Masi:	Yeah. Look, let me give you a few sort of precise answers here. The minimum cash condition for this transaction is less than the pipe. So it’s going to close because we’ve already fulfilled that. The company’s well-funded like I said, in my sort of opening remarks. And we probably only need half the money in the pipe to reach profitability, and we’ve got double that. The only thing I’d point out that I think some of you have asked in the chat that I’ve seen is lockups. And yeah, look, most pipes in the market have no lockup, but because Peter and Niccolo thought about this in advance and shareholders that are also useful strategic partners and customers, the lockups actually are quite extensive. So some of them can go out to 18 months, but there’s a minimum of sort of six months from pipe investors. So the stock’s going to trade exceptionally well, I think, and there’s not going to be a pressure from pipe shareholders trying to recycle capital. And that’s a reason for everybody in this call to be excited, who’s an investor.

Jarrett Banks:	There we go.

Niccolo de Masi:	Sorry. To be clear on the vote, votes the 28th, usually the ticker changes the next day, at most it’s two days later. But just to be clear, because I get this question often, if you buy DMYI now, it automatically converts. You don’t need to worry about that. If you want to own IonQ, you buy DMYI right now. The ticker is right above my shoulder here on the NYSE.

Jarrett Banks:	That’s a very important point to make there. They do automatically transfer. So thank you.

Niccolo de Masi:	Same with the warrants. I get asked that all the time too. Anything you buy in DMYI, units warrant shares, they all transfer over to IonQ.

Jarrett Banks:	Yep. Yep. We’re doing God’s work here at IPO Edge. So here’s one for Peter. Is it a challenge-

Jarrett Banks:	So here’s one for Peter. Is it a challenge to hire engineers with the specific skills needed to build the business?

Peter Chapman:	It’s a great question. So there’s... we employ a lot of different kinds of engineers besides quantum folks. So software engineers, mechanical engineers, electrical engineers. And so in that sense, it’s not terribly difficult. And then on the quantum side, which is, I think, the real focus of the kind of question is we don’t have a huge problem there because most of the people in the quantum space want to come work and play with the best hardware. So we can kind of generally get the people that we want to come here. So we’re lucky in that case. And also the fact that we’re about to be the first quantum computing company going public, that doesn’t hurt either. So that makes it easy to incentivize engineers as well.

Jarrett Banks:	Right. That’s great. Here’s another one. Niccolo mentioned capital intensity. Do cash needs ease over time in your projections and how confident can we be about the company becoming cash flow positive?

Niccolo de Masi:	I mean, I’m going to pass this to Thomas shortly, but I will sort of echo what I said in my introduction, which was IonQ has been pretty much the most capital efficient player we’ve seen in the space. Believe it or not, they’re bringing net cash off their balance sheet to the IPO. So they have not spent the cash they raised pretty previously. And what they’d raised previously was pretty modest. I think sub 50 million in total. So they’ve come a long way, have had a lot of capital. And the capital that is going in by the pipe and the trusts from the SPAC, it’s mostly, in my opinion, most of it’s going to end up getting used for strategic acquisitions potentially because they’re not going to need it for organic growth. Remember other than hiring people, which we’re doing, we’re hiring plenty of sales people, engineers, remember because of the cloud this is a very efficient business model and company.

We’re not operating 20 years ago when IonQ hardware had to be shipped around the world in boxes. It’s connected to Google, Amazon, Microsoft.

You can just plug into it from anywhere in the world. And that is the genius behind, in my opinion, the business model here, right? Which is that IonQ and Peter and Thomas and team only have to focus on building every year the world’s most powerful quantum hardware. And as long as they do that, we have almost unfettered pricing power because you’re renting out access to it through the cloud virtually. And we’re going to be focused to meet and beat our numbers, but hopefully beat at all times as we’ve just demonstrated. We’ll be focused on what I call high value, low utilization projects, right?

So things that take half an hour to run every day that are high value, high impact that save companies a lot of money or discover new vaccines or move battery technology forward or EVs for... you heard that in the video. All of that doesn’t take endless amounts of time. It’s often something that needs to be run every day for half an hour or an hour, right? So you can see how the revenue ramps very, very realistically given the fact that, and Peter will explain this, but every time they add one cubit, it doubles the power of the hardware. So this is not Moore’s law, right? Going from 11 cubits to 32, right? It is two to the whatever. Incremental 20 algorithmic cubits more powerful, right? So this is like Moore’s law on steroids.

And my point on that always is you can’t afford, if you’re a bank who’s running proprietary trading algorithms or machine learning with Peter and team, you can’t afford to be the bank that’s not running on the new hardware, right? Every year if you do that you’ll literally make no money if you use computing power that is thousands or millions of times less powerful than your competitors, right? And that’s true for aerospace, biotech, agriculture, almost all science you can think of. Thomas, do you want to comment on the-

Thomas Kramer:	Well, the other thing to keep in mind here is [crosstalk 00:34:24]. Absolutely. The other thing to keep in mind here is that when we’re building computers, it is not like we go out and build them from the ground up where we have to find rare metals and device them into shapes that nobody’s seen before. We buy parts practically off of Amazon. And there are a couple of parts where we are very particular about how they have to be designed. But most of this is stuff that we buy from catalogs, literally. And that makes it a lot cheaper than what it would cost to be say an Intel or an AMD, because they just have such high capital needs when they build fabs. And then before they build a fab, they have to design a giant piece of interconnected hardware. So we have managed to keep our costs low, and we can do that because of the high capacity of this computer, so that we will actually be able to sell it to many people instead of having to sell one to each person.

Jarrett Banks:	That’s great.

Alexandra Lane:	Awesome. I’m going to pose the question. Combine a couple questions from Peter Zilinsky. Just going to paraphrase IonQ’s position as first mover in this space. He says, “IonQ seemingly projecting very conservative revenues for 2026. Is it possible that you will raise revenue forecasts in the near future? And likewise, are you concerned about any potential down pressure from pipe investors?”

Peter Chapman:	Thomas, do you want to take that or would you like me to take it?

Thomas Kramer:	We should both ask this one because it’s such a great question.

Peter Chapman:	It is a great question.

Thomas Kramer:	But obviously you can always raise the forecast for the future. We don’t want to do that right now because we’re far enough away from 2026. However, we have a laser focus on meeting and beating our current guidance. And we’re going to do that. And you can take that as an indication of whether or not we’ll be able to meet and beat whatever we project for the future as well.

Peter Chapman:	And I’ll take the second question which is kind of the pipe investors. This is actually kind of one of the most world strangest SPACS. And then let me explain that. We went out and got anchor investors into the pipe and actually had all the money raised before we actually started the pipe investors from strategic investors. People like Breakthrough Energy and Bill Gates and Michael Dell and those kinds of people. So we’re an unusual SPAC in that we’re not filled, on our pipe side, with a bunch of hedge funds. We did not fit. Those are not who are invested in this company. We really wanted to go for people who had this long term vision for the company. And that’s largely who are our investors are in both the dMY side and also on the IonQ pipe side.

So it’s a little unusual compared to most. I think Breakthrough Energy has an investment horizon which is 20 or 50 years or something. So they’re not looking to turn and burn stocks. So just on that. The other thing just maybe to make the point, the projections that we put together were entirely made on compute time. And so everything else is kind of cream onto the top and has a potential to go... If we manage to come up with a... using these computers to create a next generation battery, we’re so lucky to do that, then we will own a piece of that IP. And that will be on top of what we’re doing today. So certainly it’s a possibility. We’re not raising today, the guidance, but we do think that there’s an upside story in the future.

Jarrett Banks:	That’s great. Here’s another one. The founder shares appear to be awarded under an unusual structure. Please tell us about the earn out and how you came up with it.

Niccolo de Masi:	I’m happy to take that one. It was obviously a negotiation between parties that at the time were other side of the table, but are now entirely on the same side of the table. And there’s nothing unusual in the sense that dMY has announced four transactions. We’ve announced the dMY 1, 2, 3, and 4 transaction. All of them have been the same, which is a 10% of the founder shares have an earn out typically on share price performance sometimes on other items like minimum cash conditions. In the case of IonQ and the case of our fourth transaction, it’s all share price. So we’re all expecting this company to be something that you buy, frankly, and you leave for your grandchildren. And we do believe that that is the size and scale of upside to be had here.

Jarrett Banks:	Great. I believe Alexandra has the next question.

Alexandra Lane:	I’m going to combine a couple questions that I see here about how quantum computing applies to the cryptoverse per se. First of all, how is it going to impact the blockchain? Wouldn’t Bitcoin miners want to use quantum computing? Any effect on proof of work or proof of stake systems?

Peter Chapman:	We have not started doing any kind of real work on how to mine Bitcoin with a quantum computer. We run jobs for thousands of customers. So maybe there’s somebody out there working on that, but it’s not something we’re working on. However, in terms of breaking encryption which is kind of the second part and breaking the encryption that’s behind Bitcoin. And for that matter, breaking RSA encryption, which is the encryption that’s in HTTPS and protects your email and basically the internet, those are things where it has been shown. We now know the algorithms on how to exactly to do it. Actually, IonQ published a paper on how to break elliptical curve cryptography which is one of the two ways to encrypt things today.

So we know how to do it. We just don’t have a big enough quantum computer yet to you be able to do it. And so currently the belief is that you’re probably close to 10 years away from that. I think the concern, though, that we should all... so in that sense, we have a little bit of time before these computers are going to break those things. But I will say that I am concerned that these things could speed up faster than most people think. And so the question as a technology kind of industry, what are we going to do to protect these things? We shouldn’t be waiting for 10 years. What happens if there was a breakthrough that allowed us to build quantum computers faster? What if that was only three years away?

And so we do need to be thinking about kind of what it is we’re going to do here. Because this is the ultimate hack, right? I mean, this is... if you watched the Sneakers movie with Robert Redford, that was produced before one of our founders did the first quantum gate. But you really could put an IonQ logo on that chip. And so we need to start working as a society as to how are we going to control those things? How are we going to stop bad actors from using these things for things that they shouldn’t be used for?

Alexandra Lane:	That’s great. There seems to be certainly a potential down the road for more efficient uses in the crypto space. So I’ll throw it back to Jarrett. Thank you.

Jarrett Banks:	And just along those lines, Peter, we have a question here. Are there any national security concerns that limit your ability to operate internationally?

Peter Chapman:	There is no legal frameworks today that limit us that except for maybe ITAR regulations, which is the usual kinds of things. At the same time, we’re not interested in making sales that would accelerate kind of governments kind of oversight. So we think of ourselves in our actions as being a responsible kind of corporate customer here. I think as an industry, we should be working on that to make sure that we self-regulate ourselves so the government doesn’t come in and be a blunt instrument here. So I think that’s a conversation across many vendors that we need to have.

Jarrett Banks:	Okay. Great. Here’s another one. Will quantum computing ever wind up inside consumer devices like smartphones or will it remain in the cloud for the foreseeable future?

Peter Chapman:	It’s a... The answer is yes. Quantum more than likely at some point will be a quantum wrist watch or a quantum laptop or a quantum computer. Just don’t... it’s not going to show up on Amazon or Best Buy for this Christmas season. So you’re probably looking at [inaudible 00:44:26] not yet. Probably 20 or 30 years or something would be kind of my rough guess. So not this year’s stocking stuffer.

Alexandra Lane:	Great. We’ve got a question about technology competing in this space and forecasting IonQ’s leadership over the next 10 years and beyond definitely. Technologies like phototonic super computing, silicon quantum computers, potentially overcoming their current hurdles and potentially displacing IonQ-

Alexandra Lane:	Hurdles and potentially displacing IonQ. The question is, “How confident are you that you can scale up the algorithmic cubic count beyond 50, and then to the thousands of cubits, given that ion traps have fundamental limitations to scale up?”

Peter Chapman:	Yeah, so this is a complicated conversation. One of the things that the two founders have done is shown how to build a quantum network across multiple QPUs, quantum processing units. And we know how to shrink these things down to the point where we can put them in racks. So, it is a bit of a wives tale that says that ion traps have a problem at scaling. When in fact, actually the competition, with these huge devices are looking at building quantum computers that will be the size of a building or a football field. But this all came back from about five or six years ago, because early ion traps were sitting in these huge vacuum chambers that looked like the diving bells from the 1950s, huge bolts and everything. And that’s the image that people have often of ion traps. What they don’t know today is they’re down to the size of about a half dollar. So the vacuum package is really small now, and we’re now going to take that and make it even smaller. We’re going to blow it all onto a chip. And so, there is no limits to how much we can scale in terms of ion traps. You will see in the future, a IonQ quantum computer that’s rack mounted, and there’ll be put into data centers much the same way we do today with classical computing.

Jarrett Banks:	Great. Here’s here’s one for Thomas, I think it says, “Back to cash needs. Why does CapEx increase so much in 2026?”

Thomas Kramer:	That is because we reach scale, and we need to build more computers, and build capacity to sell more quantum compute services in ‘26, ‘27 and beyond. And you’ll have to recognize that we will invest a year to two years ahead of when we bring these systems online, and the size of our CapEx it’s just a question of how much capacity do we want to bring online later on?

Jarrett Banks:	Great answer. Yeah. “Why are the big guys, Google and Amazon behind you? Are their in-house efforts, not as fruitful, and do you expect them to keep hiring you?”

Peter Chapman:	Yeah, so it’s a little interesting then that three of the cloud providers have their own in internal efforts for building their own quantum computers, and at the same time, those three competitors, if you will, don’t offer their own systems on their own clouds. And in fact, actually I think Google just announced that they were not going to have a commercial quantum computer until 2029. So IonQ is unique, and we think of it because of our position as leaders in the quantum space and that everyone in that right now is very anxious to work with IonQ, to partner with them, to make IonQ computers available to their customers. And this is not only in the cloud sense, but it’s also other tech companies, and it’s also in software support. So every competitor today that you would call kind of a competitor, their software works on top of our hardware. Often it only works on their own hardware and it works on IonQ’s hardware. And so it’s kind of the normal configuration. So why is it that software and cloud is works, you know, with IonQ, and largely without anyone else? And it’s because of our technical position in the marketplace.

Jarrett Banks:	That’s great. Here’s sort of an ESG question, “Between crypto and the cloud, a lot of energy is consumed. Will quantum reduce this, and by how much?”

Peter Chapman:	It is expected that quantum computers will be able to reduce the workloads in data centers quite substantially. We’re just starting to see the first signs of this in early applications, where for instance, for machine learning a very large models consumes a tremendous amount of CPU power. And the question is, can you use a quantum computer to do it faster? And the answer looks like, is yes, we’re starting to see these kind of signals that that is exactly what’s going to happen. So if you could speed up the training of, for instance, these ML models by 1000 X, then that means you need 1000 X, less computational resources in your data center, which means you can cut your electric bill and all those kinds of things. So, that is exactly what we expect to do. It’s a little speculative because we haven’t done it at scale yet, but there is early signs of doing exactly that.

Alexandra Lane:	We’ve got a question about using chips versus a proprietary design. “Perhaps you can describe what modern silicon and MEMS combinations, using that to produce superconductivity? Or how loosely do you do this? And have you validated that design with any alpha or beta customers?

Peter Chapman:	Yeah, so we just announced a new chip, which is based on evaporated glass. And just so that everyone knows, this a chip which can run at room temperature. And I want to say it’s a fairly simple chip because compared to an Intel processor, it is. And that chip, we announced has 64 ions on it today, about 48 cubits is what can be used in that. And we can expand that capability to much more. And, there’s a number of foundries we work with that create these devices. So I don’t want to take away from the engineering achievement, but in relative terms, it’s relatively simple. There is, the competition is off in using silicon in superconducting, and often, having kind of manufacturing and technical challenges, and often requires some breakthroughs to be able to get to the other side.

IonQ doesn’t use that technology. Often, the press kind of gets things wrong.;They apply things with a broad brush and they say all of quantum. So for instance, it’s often said that quantum computing needs to be down at zero degrees, Kelvin. That’s true for Google, and IBM and others. The 11 cubit systems run at room temperature. They run at 68 degrees. And so, there’s nothing special about them in that sense. And that kind of goes to more to what Thomas was saying, in that we kind of joke that many of the parts that we buy are actually off of Amazon, and these things are much more standard devices than kind of the competition.

So in that sense, and again, I’ll just give you where kind of the press often gets it wrong. The other day, the press came out and said that cosmic rays from space will affect quantum computing. And that turns out is true, it just turns out it’s the competition, it’s not IonQ because we’re down using the cubits or one individual atom. And so the cosmic rays, the target exposure that is so small that it’s, you’re not going to have a problem with that. So I just say to everyone, a lot of times when you see articles about quantum, it often does not apply to IonQ, because we’re just in a different technological space. And it’s a complex subject, and so people get it wrong often.

Jarrett Banks:	That’s great, Peter. There’s a lot of noise out there from Twitter users who want to be experts in quantum computing. I think that’s kind of what you were just talking about. “What’s the best place to learn the truth about the technology’s potential for just regular people like us?”

Peter Chapman:	Yeah, it’s a great question. There is a bunch of online courses if you really want to learn about these things that one can do. I do expect in the future, that kind of quantum is going to be probably two levels. One is, it’ll get to a point where, as investors, probably the average person will understand the physics of the quantum computers, much the same way that the average investor doesn’t understand the physics of a GPU or a CPU. There’s a tremendous amount of physics there too. And we don’t get involved at that level. I do think that kind of line of business application developers, software developers will likely interface quantum computers using libraries, which then that are much higher levels of abstraction. And kind of business users will get to use it by using applications that then use quantum technologies.

But again the average user doesn’t really know how Excel is built, and so you don’t really need to get involved in kind of all the complexity that’s actually underlying Excel; you just use it and it just works. And so I kind of expect that that’s kind of how quantum. Right now, and this happened in the early days of the CPU business, the processor, everyone was busily talking about gates, and manufacturing technologies, and yields and all the rest of that stuff. And that all faded away. And as an industry, we don’t talk about those things. Even those companies don’t talk about those things. So I think we’re just in the early stages, and it’s quickly going to move into a place where people ignore the kind of nitty-gritty details.

Jarrett Banks:	Okay, great. So I wonder if you or possibly Niccolo or Thomas actually can walk us through the valuation and the benchmarks that are the best to use? It looks like you’re benchmarking against more mature businesses that aren’t growing as fast as you are.

Niccolo de Masi:	Yeah. I mean, look, there’s a couple of things I’d say. There’s obviously no perfect comp, given that we are the world’s first public quantum computing company, right? In terms of where we think the business will net out, you know, we think it has the same kind of strategic value that a business like [ARM 00:56:37] has. And so we do think we’ll be compared to the things like ARM and Nvidia a decade from now, perhaps, if not sooner, depending on how fast we grow. This will be a business that the world has never seen before in terms of explosive growth, all through the cloud. So it’s a hardware technology, but it’s served extremely scalably, right? So it will kind of look like a subscription business or enterprise SaaS business, even though the end of the day, we have the world’s largest concentration of PhDs, probably working on ion trap technology, and the rest of the stack.

An element of the business, I think, also will look a little bit like the Apple App Store, as I said at the start. I mean, there’s people learning to use our APIs, universities have signed up, businesses have signed up in droves. By the way, we haven’t had the time in this session to go through it. But the materials we put up yesterday are outstanding. We put a lot of care into the slides, so please do make your way through really the second half of the deck. We’re talking about technical progress and partnerships. Peter and Thomas have done a lot, they continue to do a lot, and so I think that this business will likely, deservedly get its own investor following of kind of the best of high tech businesses, cloud businesses and cutting edge computing businesses, right? So watch this space, and like I said, I think this is an investment for your grandchildren, right?

There was no reason this company isn’t just a $10 billion business, I think it’ll be a $100 billion business someday, and it has an opportunity to be ever more, because of that fact that every cubit doubles the power, which means IonQ will always have tremendous pricing power, and tremendous pricing power always leads to good margins. It doesn’t matter where you are in the business cycle, right? This business has really impressive gross margins just a few years out. And they’re demonstrating that this is now already an eight figure revenue business. I think the path to a nine-figure revenue business is hopefully even sooner than we thought six months ago.

Jarrett Banks:	That’s great. We are almost out of time. I do want to mention one more time that there is a vote coming up, you can see the information here on your screen. And with that, I would like to thank Peter, Thomas and Niccolo for their time today. Thank you to my colleague, Alexandra, and John [Generon 00:59:11] behind the scenes today. And thank you to the viewers. Please join us again next time and have a great day, everyone.

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About IonQ, Inc.

IonQ, Inc. is the leader in quantum computing, with a proven track record of innovation and deployment. IonQ’s 32 qubit quantum computer is the world’s most powerful quantum computer, and IonQ has defined what it believes is the best path forward to scale. IonQ is the only company with its quantum systems available through both the Amazon Braket and Microsoft Azure clouds, as well as through direct API access. IonQ was founded in 2015 by Chris Monroe and Jungsang Kim based on 25 years of pioneering research at the University of Maryland and Duke University. To learn more, visit www.IonQ.com.

About dMY Technology Group, Inc. III

dMY III is a special purpose acquisition company formed by dMY III Technology Group, Harry L. You and Niccolo de Masi for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets.

Important Information About the Proposed Transaction and Where to Find It

This communication may be deemed solicitation material in respect of the proposed business combination between dMY III and IonQ (the “Business Combination”). The Business Combination has been submitted to the stockholders of dMY III and IonQ for their approval. In connection with the vote of dMY’s stockholders, dMY III Technology Group, Inc. III has filed relevant materials with the SEC, including a registration statement on Form S-4, which includes a proxy statement/prospectus. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the annual meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY III’s stockholders and other interested parties are urged to read the definitive proxy statement, dated August 12, 2021, and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY III’s solicitation of proxies for the special meeting to be held to approve the Business Combination and other related matters, as these materials will contain important information about IonQ and dMY III and the proposed Business Combination. On or about August 12, 2021, dMY III mailed the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. Such stockholders are also be able to obtain copies of these materials, without charge, at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com/ or by written request to dMY Technology Group, Inc. III, 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be made directly in this communication. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of dMY’s securities; (ii) the risk that the transaction may not be completed by dMY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by dMY; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of dMY, the satisfaction of the minimum trust account amount following any redemptions by dMY’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (vii) the effect of the announcement or pendency of the transaction on IonQ’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of IonQ; (ix) the outcome of any legal proceedings that may be instituted against IonQ or against dMY related to the merger agreement or the proposed transaction; (x) the ability to maintain the listing of dMY’s securities on a national securities exchange; (xi) changes in the competitive industries in which IonQ operates, variations in operating performance across competitors, changes in laws and regulations affecting IonQ’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xiii) the risk of downturns in the market and the technology industry including, but not limited to, as a result of the COVID-19 pandemic; and (xiv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4, when available, and other documents filed by dMY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and dMY and IonQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither dMY nor IonQ gives any assurance that either dMY or IonQ, or the combined company, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to the Company or the IonQ with respect to any of the foregoing, and this Current Report shall not form the basis of any contract, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

dMY III and IonQ, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of dMY III’s stockholders in respect of the Business Combination. Information about the directors and executive officers of dMY III is set forth in the Company’s Form dMY III’s filings with the SEC. Information about the directors and executive officers of IonQ and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the Business Combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to dMY III’s stockholders in connection with the proposed Business Combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

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